Filed by Constellation Acquisition Corp I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: US Elemental Inc.

(Reg. No. 333-296412)

On August 13, 2026, Jindalee Lithium Limited (“Jindalee”) (ASX: JLL) issued the following press release on its website: https://investorhub.jindaleelithium.com/announcements/7681101

The press release was as follows:

Amended Form S-4 Filed as US Elemental Transaction Progresses

Amended Form S-4 registration statement filed with the US Securities and Exchange Commission (SEC)

Filing follows receipt of initial SEC comments in late July 2026

Represents a further step along the SEC review process for the proposed US Elemental transaction

Jindalee continues to target completion in H2 2026, subject to satisfaction (or waiver) of all remaining conditions

Engage with this announcement at the Jindalee Investor Hub.

Jindalee Lithium Limited (Jindalee, or the Company; ASX: JLL, OTCQX: JNDAF) advises that an amended registration statement on Form S-4 (Amended S-4) has been filed with the US Securities and Exchange Commission (SEC) in connection with the proposed business combination involving the Company’s wholly owned US subsidiary, HiTech Minerals, Inc. (HiTech), Constellation Acquisition Corp I (Constellation) and US Elemental Inc. (US Elemental) (Transaction)1.

The Amended S-4 responds to initial comments received from the SEC in late July 2026 and represents a further step in the SEC review process. The Form S-4 will serve as the registration statement and proxy statement/prospectus for the Transaction and contains information regarding US Elemental, the Transaction, financial statements, risk factors and technical report for the McDermitt Lithium Project2.

As outlined in Jindalee’s June 2026 Quarterly Activities Report, effectiveness of the Form S-4 is expected to represent the critical path to completion of the Transaction3. The Form S-4 must be declared effective before Constellation can convene its shareholder meeting to consider the Transaction and the Transaction can proceed to closing.

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Jindalee Managing Director and CEO Ian Rodger commented:

“The filing of the Amended S-4 is an important milestone in progressing the proposed US Elemental transaction and reflects the focused work undertaken by the teams and advisers following receipt of the SEC’s initial comments.

We have responded constructively and efficiently through this initial stage of the SEC review process, with the Amended S-4 filed within three weeks of receiving SEC comments. While further review remains to be completed and the Transaction remains subject to its closing conditions, we are encouraged by progress to date and continue to work toward completion in the second half of 2026.”

Transaction Overview and Conditions

Under the Transaction, US Elemental is expected to become a NASDAQ-listed company holding Jindalee’s US assets, trading under the ticker “ULIT”. On completion, HiTech - which owns 100% of the McDermitt Lithium Project in Oregon (McDermitt, or the Project), one of the largest lithium resources in the United States4 - will become a wholly owned subsidiary of US Elemental, and Jindalee is expected to retain a majority interest of 80% or more in US Elemental at completion, subject to customary adjustments2. The Transaction contemplates a capital raise of approximately US$20-30 million, including a binding US$4.0 million commitment from an affiliate of Constellation’s sponsor, Antarctica Capital, LLC (Antarctica), of which approximately US$1.5 million was funded on signing of the business combination agreement and a further US$2.5 million is committed for funding at completion1.

The Transaction remains subject to the satisfaction or waiver of a number of customary regulatory and closing conditions, including effectiveness of the Form S-4 registration statement, approval by Constellation shareholders (Jindalee shareholder approval was obtained in June 20265), NASDAQ listing approval, receipt of applicable regulatory approvals, satisfaction or waiver of the minimum cash condition of US$14 million, net of certain transaction expenses, and the absence of material adverse change events1. There can be no assurance that the remaining conditions will be satisfied or waived, or that the Transaction will be completed on the anticipated timetable or at all.

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Authorised for release by the Jindalee Board of Directors. For further information please contact:

IAN RODGER	LINDSAY DUDFIELD

Managing Director & Chief Executive Officer	Executive Director
T: + 61 8 9321 7550	T: + 61 8 9321 7550
E: enquiry@jindaleelithium.com	E: enquiry@jindaleelithium.com

References

1.	Jindalee Lithium ASX announcement, 10 April 2026: “Jindalee Signs BCA to List McDermitt on NASDAQ”.

2.	Jindalee Lithium ASX announcement, 2 June 2026: “US Elemental Files S-4 Registration Statement”.

3.	Jindalee Lithium ASX announcement, 31 July 2026: “Quarterly Activities Report – June 2026”.

4.	Jindalee Lithium ASX announcement 19/11/2024: “McDermitt PFS Demonstrates Multi-Decade Competitive Source of US Lithium Carbonate”.

5.	Jindalee Lithium ASX announcement, 30 June 2026: “Results of June 2026 General Meeting”.

About Jindalee

Jindalee Lithium Limited (Jindalee) is an Australian company focused on developing the McDermitt Lithium Project, one of the largest lithium resources in the US4. With 100% ownership and unencumbered offtake rights, McDermitt is strategically positioned to support America’s energy security and domestic supply of critical minerals. Jindalee recently completed a Pre-Feasibility Study (PFS) confirming McDermitt’s scale, long-life, and low-cost production potential, with strong engagement from US government agencies, including the Department of Energy. As a deeply undervalued lithium (and potentially magnesium) developer, Jindalee presents a compelling investment opportunity ahead of the next lithium market upcycle.

Forward-Looking Statements

This document may contain certain forward-looking statements, including statements regarding the proposed Transaction, the SEC review process and the anticipated timing of completion. Forward-looking statements are based on Jindalee’s current expectations, estimates and assumptions and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond Jindalee’s control.

Actual results, performance or outcomes may differ materially from those expressed or implied in forward-looking statements. There can be no assurance that the proposed Transaction will be completed, that the Form S-4 will be declared effective by the SEC, that NASDAQ listing approval will be obtained, or that any other closing condition will be satisfied or waived. Jindalee undertakes no obligation to update or revise forward-looking statements except as required by law.

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FORWARD-LOOKING STATEMENTS

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to (1) statements regarding estimates and forecasts of financial, performance and operational metrics, projections of market opportunity, anticipated size of the lithium resources, expected support from Jindalee, expected NPV or post-tax IRR, and planned production per year; (2) references with respect to the anticipated benefits of the Transaction and the projected future financial and operational performance of US Elemental following the Transaction, which may be affected by, among other things, competition, the ability of US Elemental to grow and manage growth profitably, maintain relationships and retain its management and key employees; (3) the sources and uses of cash of the Transaction; (4) the anticipated capitalization and enterprise value of US Elemental following the consummation of the Transaction; (5) statements regarding US Elemental’s operations following the Transaction; (6) the amount of redemption requests made by Constellation’s public shareholders; (7) current and future potential commercial relationships; (8) plans, intentions or future operations of US Elemental or HiTech, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; (9) the ability of US Elemental or Constellation to issue equity or equity-linked securities in the future or raise additional capital in a PIPE financing; (10) the outcome of any legal proceedings that may be instituted against Constellation, Jindalee, US Elemental and HiTech (together, the “Contracting Parties”); (11) changes to the proposed structure of the Transaction that may be required or appropriate as a result of applicable laws or regulations; (12) the ability to meet stock exchange listing standards following the Transaction; (13) the risk that the Transaction disrupts current plans and operations of Constellation, US Elemental or HiTech; (14) the availability of federal, state or local government support, and risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; and (15) expectations related to the terms and timing of the Transaction and the ability of the parties to successfully consummate the Transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Contracting Parties’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Contracting Parties. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in Constellation’s Annual Report on Form 10-K for the year ended December 31, 2025 (the “Annual Report”), the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Form S-4 and in those other documents that Constellation has filed, or that US Elemental and Constellation will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that none of the Contracting Parties presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect relevant Contracting Parties’ expectations, plans or forecasts of future events and views as of the date of this press release. Each of the Contracting Parties anticipate that subsequent events and developments will cause those assessments to change. However, while the Contracting Parties may elect to update these forward-looking statements at some point in the future, each of the Contracting Parties specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing any of the Contracting Parties’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Contracting Parties prepared and US Elemental filed a Form S-4 with the SEC, which includes a proxy statement to be distributed to Constellation’s shareholders in connection with Constellation’s solicitation for proxies for the vote by Constellation’s shareholders in connection with the Transaction and other matters as described in the Form S-4, as well as the prospectus relating to the offer of the securities of US Elemental in connection with the completion of the Transaction. After the Form S-4 has been declared effective, Constellation will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date to be established for voting on the Transaction. Constellation’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto, and the definitive proxy statement/prospectus, in connection with Constellation’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the Transaction, because these documents will contain important information about the Contracting Parties and the Transaction. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Transaction and other documents filed with the SEC by Constellation and US Elemental, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Constellation Acquisition Corp I, 1290 Avenue of the Americas, New York, NY 10104.

This press release is not a substitute for the Form S-4 or for any other document that Constellation and/or US Elemental may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PARTICIPANTS IN THE SOLICITATION

Constellation, Jindalee and HiTech and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Constellation’s shareholders in connection with the Transaction. Investors and security holders may obtain more detailed information regarding Constellation’s directors and executive officers in Constellation’s filings with the SEC, including the Annual Report and the other documents filed by Constellation with the SEC from time to time. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Constellation’s shareholders in connection with the Transaction, including a description of their direct and indirect interests, which may, in some cases, be different than those of Constellation’s shareholders generally, are set forth in the Form S-4. Shareholders, potential investors and other interested persons should read the Form S-4 carefully before making any voting or investment decisions. Free copies of any documents described in the foregoing may be obtained as described under “Additional Information And Where To Find It.”

NO OFFER OR SOLICITATION

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction or (ii) an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Transaction or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This press release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

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